

Sun International

FROM: Sun International
The Bahamas
Contact: Charles D. Adamo
Tel: 242.363.6017

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES RESULTS
OF CONSENT SOLICITATION

PARADISE ISLAND, The Bahamas, July 24, 2001 – Sun International Hotels Limited (NYSE: SIH) (the "Company") and its wholly owned subsidiary Sun International North America, Inc. today announced that they had received the requisite consents pursuant to the solicitation of consents from the holders of their 8.625% Senior Subordinated Notes due 2007 and their 9.000% Senior Subordinated Notes due 2007. The companies, which co-issued the notes, were seeking consents to proposed amendments of certain provisions of the indentures pursuant to which the 8.625% Notes and the 9.000% Notes were issued.

The Company received on Monday, July 23, 2001, the requisite consents to the proposed amendments described in the Consent Solicitation Statement dated July 10, 2001 (the "Consent Solicitation Statement"), as amended and supplemented by the Supplement to the Consent Solicitation Statement dated July 20, 2001 (the "Supplement"). Accordingly, the Company and the trustee under the indentures have executed and delivered supplemental indentures containing the amendments described in the Consent Solicitation Statement and the Supplement. As described in the Consent Solicitation Statement and the Supplement, the Company will make a consent payment to each holder with respect to which a consent was received prior to the expiration time. The consent payments will be made as soon as practicable following the expiration time.

Bear, Stearns & Co. Inc. and Deutsche Banc Alex. Brown are acting as the Solicitation Agents for the consent solicitation. Questions concerning the consent solicitation may be directed to Bear, Stearns & Co. Inc., Global Liability Management Group, at 877.696.2327 (toll free) and 212.272.5112.

Sun International Hotels Limited is an international resort and gaming company that develops, operates or manages premier resorts and casino properties. The Company currently operates or manages resort hotels and/or casinos in The Bahamas, Indian Ocean and Dubai. In addition, the Company earns income based on the gross revenues of the Mohegan Sun, operated by an unaffiliated entity in Connecticut. The Company's flagship property is Atlantis, Paradise Island, a 2,317-room resort and casino located on Paradise Island in The Bahamas.

Inquiries should be directed to Charles D. Adamo, Executive Vice President—Corporate Development & General Counsel of Sun International Hotels Limited, at 242.363.6017. For other information you can also visit our website at www.sunint.com.

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